

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2020

Frank Igwealor
Chief Executive Officer
Video River Networks, Inc.
370 Amapola Ave., Suite 200A
Torrance, CA 90501

> **Re: Video River Networks, Inc.**
> **Amendment No. 3 to Form 10-12G**
> **Filed October 13, 2020**
> **File No. 000-30786**

Dear Mr. Igwealor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 3 to Form 10-12/G filed 10/13/2020

Results of Operations
Years ended December 31, 2018 and 2019 and the 6 Month periods ended June 30, 2019 and 2020, page 48

1. Please revise your table on page 49 summarizing your results of operations for the twelve months ended December 31, 2018 and 2019 and the six month periods (unaudited) ended June 30, 2019 and 2020 to reflect the income statement line amounts consistent with the amounts reflected in your respective consolidated statements of operations. Additionally, if you plan to provide percentage amounts along with the financial amounts, please recalculate amounts appropriately.

Real Estate Properties Owned, page 50

2. We note your response to comment 6. Please revise your Real Estate Properties Owned

discussion, on page 50, to update the discussion through the interim period ended June 30, 2020.

Financial Condition, Liquidity and Capital Resources, page 52

3.   We note that financial information in this section, including changes in cash flows and changes in notes payable and stockholders' deficit for the periods ending June 30, 2020 and 2019, is not consistent to the financial information as presented in your financial statements for the respective periods. Please revise to ensure consistent financial information throughout your filing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Isaac Esquivel at 202-551-3395 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pamela Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction